FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2022

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2022 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2021 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and adjusted cash flows from operations, and key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). The previously used average billing per unit (“ABPU”) metric has been abandoned and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales. Definitions of the non-IFRS measures and key performance indicators used by the Corporation, including the new ARPU metric, are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

Highlights

Third quarter 2022

Revenues: $942.2 million, a $2.7 million (0.3%) increase.

Adjusted EBITDA:1 $489.5 million, a $12.7 million (2.7%) increase.

Net income attributable to shareholders: $191.5 million, an increase of $8.6 million.

Adjusted cash flows from operations:1 $381.6 million, a $44.3 million (13.1%) increase.

Cash flows provided by operating activities: $465.6 million, a $128.1 million (38.0%) increase.

Year to date

Revenues: $2.76 billion, a $23.7 million (-0.9%) decrease.

Adjusted EBITDA: $1.44 billion, a $27.8 million (2.0%) increase.

Net income attributable to shareholders: $558.8 million, an increase of $46.6 million.

Adjusted cash flows from operations: $1.10 billion, a $115.3 million (11.8%) increase.

Cash flows provided by operating activities: $1.01 billion, a $141.9 million (16.3%) increase.

1 See “Non-IFRS financial measures.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Revenues
Internet	$315.0	$301.4	$918.5	$899.8
Television	200.9	207.8	598.6	632.3
Mobile telephony	201.3	181.8	580.4	527.1
Wireline telephony	72.3	79.4	221.2	240.8
Mobile equipment sales	83.2	72.0	220.0	195.5
Wireline equipment sales	21.6	51.3	74.4	148.2
Other	47.9	45.8	145.1	138.2
	942.2	939.5	2,758.2	2,781.9
Employee costs	(92.5)	(103.7)	(295.0)	(309.9)
Purchase of goods and services	(360.2)	(359.0)	(1,026.2)	(1,062.8)
Adjusted EBITDA	489.5	476.8	1,437.0	1,409.2
Depreciation and amortization	(175.0)	(177.9)	(527.5)	(537.1)
Financial expenses	(62.1)	(62.0)	(183.0)	(174.7)
(Loss) gain on valuation and translation of financial instruments	(0.5)	0.2	(0.8)	(0.3)
Restructuring of operations and other items	(5.1)	(9.3)	(8.3)	(8.8)
Loss on debt refinancing	–	–	–	(40.1)
Income taxes	(55.3)	(44.9)	(158.6)	(135.9)
Net income	$191.5	$182.9	$558.8	$512.3

Net income attributable to shareholders	191.5	182.9	558.8	512.2
Non-controlling interests	–	–	–	0.1

Table 1 (continued)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$88.6	$103.5	$282.0	$316.5
Additions to intangible assets	19.3	36.0	59.4	112.4
	107.9	139.5	341.4	428.9
Cash flows:
Adjusted cash flows from operations:	381.6	337.3	1,095.6	980.3
Cash flows provided by operating activities	465.6	337.5	1,011.3	869.4

	Sept. 30, 2022	Dec. 31, 2021
Balance sheet
Cash and cash equivalents	$31.9	$10.5
Working capital	(18.7)	(56.0)
Net assets related to derivative financial instruments	253.2	117.2
Total assets	8,980.7	8,905.8
Total long-term debt	5,437.6	5,380.1
Lease liabilities (current and long term)	157.4	153.8
Equity attributable to the shareholder	(185.8)	(338.7)

●	The Corporation’s revenues increased by $2.7 million (0.3%), and its adjusted EBITDA increased by $12.7 million (2.7%) in the third quarter of 2022.

●	Videotron increased its revenues from mobile services and equipment ($30.7 million or 12.1%) and Internet access ($13.6 million or 4.5%) in the third quarter of 2022. The revenues of VMedia Inc. (“VMedia”) accounted for nearly half of the increase in Internet access revenues.

●	There was a net increase of 99,100 RGUs (1.6%) in the third quarter of 2022, including 36,300 connections (2.2%) to the mobile telephony service and 56,800 subscriptions (3.1%) to Internet access services. VMedia accounted for 36,400 of the additional Internet access subscriptions.

●	On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional on regulatory approval, provides for the acquisition of the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This agreement will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The transaction is conditional, among other things, on clearance under the Competition Act and the approval of Innovation, Science and Economic Development Canada and would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. Videotron has secured the committed debt financing required for this transaction.

●	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia becomes a key partner that will make it possible to enhance Quebecor’s offerings across Canada through advantageous bundles that give Canadian consumers more choice at better prices.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

Third quarter 2022 operating results

Revenues: $942.2 million, a $2.7 million (0.3%) increase.

●	Revenues from mobile telephony services increased $19.5 million (10.7%) to $201.3 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.

●	Revenues from Internet access services increased $13.6 million (4.5%) to $315.0 million, due mainly to subscriber base growth, the impact of the acquisition of VMedia and higher average per-customer revenue.

●	Revenues from television services decreased $6.9 million (-3.3%) to $200.9 million, mainly because of a decrease in the subscriber base.

●	Revenues from wireline telephony services decreased $7.1 million (-8.9%) to $72.3 million, mainly because of the impact of the decrease in subscriber connections.

●	Revenues from mobile equipment sales to customers increased $11.2 million (15.6%) to $83.2 million, mainly because of the increase in the number of mobile devices sold and the price increases.

●	Revenues from wireline equipment sales to customers decreased $29.7 million (-57.9%) to $21.6 million, mainly because of a lower volume of equipment sales related to the Helix platform.

●	Other revenues increased $2.1 million (4.6%) to $47.9 million, mainly reflecting a revenue increase at Videotron Business.

ARPU:1 Videotron’s total ARPU was $47.65 in the third quarter of 2022 compared with $47.32 in the same period of 2021, a $0.33 (0.7%) increase. Mobile ARPU was $39.89 in the third quarter of 2022 compared with $39.13 in the same period of 2021, a $0.76 (1.9%) increase.

Customer statistics

RGUs1 – The total number of RGUs was 6,290,200 at September 30, 2022, an increase of 99,100 (1.6%) from the end of the second quarter of 2022, including the addition of VMedia’s 55,500 RGUs (compared with an increase of 25,600 in the same period of 2021), and a 12-month increase of 143,600 (2.3%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,697,300 at September 30, 2022, an increase of 36,300 (2.2%) from the end of the second quarter of 2022 (compared with an increase of 40,900 in the same period of 2021), and a 12-month increase of 126,000 (8.0%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,902,900 at September 30, 2022, an increase of 56,800 (3.1%) from the end of the second quarter of 2022, including the addition of 36,400 VMedia customers (compared with an increase of 22,500 in the same period of 2021), and a 12-month increase of 70,200 (3.8%) (Table 2).

Television – The number of subscribers to television services stood at 1,402,100 at September 30, 2022, an increase of 8,600 (0.6%) from the end of the second quarter of 2022, including the addition of 16,700 VMedia customers (compared with a decrease of 13,400 in the same period of 2021), and a 12-month decrease of 25,900 (-1.8%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 769,900 at September 30, 2022, a decrease of 15,800 (-2.0%) from the end of the second quarter of 2022, net of the addition of 2,400 VMedia connections (compared with a decrease of 25,000 in the same period of 2021), and a 12-month decrease of 77,500 (-9.1%) (Table 2).

OTT – The number of subscribers to over-the-top video services (“OTT”) stood at 518,000 at September 30, 2022, an increase of 13,200 (2.6%) from the end of the second quarter of 2022 (compared with an increase of 600 in the same period of 2021) and a 12-month increase of 50,800 (10.9%) (Table 2).

1 See “Key performance indicators.”

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2022	June 2022	Mar. 2022	Dec. 2021	Sept. 2021	June 2021	Mar. 2021	Dec. 2020
Mobile telephony	1,697.3	1,661.0	1,626.4	1,601.9	1,571.3	1,530.4	1,503.2	1,481.1
Internet	1,902.9	1,846.1	1,846.1	1,840.8	1,832.7	1,810.2	1,804.9	1,796.8
Television	1,402.1	1,393.5	1,406.4	1,418.6	1,428.0	1,441.4	1,457.5	1,475.6
Wireline telephony	769.9	785.7	803.6	824.9	847.4	872.4	897.7	924.7
OTT video	518.0	504.8	520.9	503.4	467.2	466.6	477.9	469.7
Total	6,290.2	6,191.1	6,203.4	6,189.6	6,146.6	6,121.0	6,141.2	6,147.9

Adjusted EBITDA: $489.5 million, a $12.7 million (2.7%) increase mainly due to lower operating expenses, including customer service costs and advertising and marketing expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 48.0% in the third quarter of 2022 compared with 49.2% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Net income attributable to shareholders: $191.5 million in the third quarter of 2022, compared with $182.9 million in the same period of 2021, an increase of $8.6 million.

●	The main favourable variances were:

o	$12.7 million increase in adjusted EBITDA;

o	$4.2 million favourable variance in restructuring of operations and other items;

o	$2.9 million decrease in the depreciation and amortization charge.

●	The unfavourable variance was mainly due to:

o	$10.4 million increase in the income tax expense.

Adjusted cash flows from operations: $381.6 million in the third quarter of 2022 compared with $337.3 million in the same period of 2021 (Table 9). The $44.3 million (13.1%) increase was generated by decreases of $16.7 million in additions to intangible assets and $14.9 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $12.7 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $465.6 million, a $128.1 million (38.0%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the increase in adjusted EBITDA and the favourable variance in the cash portion related to restructuring of operations and other items, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $175.0 million, a $2.9 million decrease.

Financial expenses: $62.1 million, a $0.1 million increase.

Loss on valuation and translation of financial instruments: $0.5 million, a $0.7 million unfavourable variance.

Charge for restructuring of operations and other items: $5.1 million, a $4.2 million decrease.

●	A $1.7 million charge was recognized during the third quarter of 2022 in connection with cost-reduction measures ($9.3 million in the third quarter of 2021). An asset impairment charge of $2.8 million was also recorded in the third quarter of 2022 (nil in the third quarter of 2021). In addition, a $0.6 million charge for other items was recorded in the third quarter of 2022 (nil in the third quarter of 2021).

Income tax expense: $55.3 million in the third quarter of 2022 (effective tax rate of 26.6%), compared with $44.9 million in the same period of 2021 (effective tax rate of 23.7%), a $10.4 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

Year-to-date operating results

Revenues: $2.76 billion, a $23.7 million (-0.9%) decrease, essentially due to the same factors as those noted above in the discussion of third quarter 2022 results.

●	Revenues from mobile telephony services increased $53.3 million (10.1%) to $580.4 million.

●	Revenues from Internet access services increased $18.7 million (2.1%) to $918.5 million.

●	Revenues from television services decreased $33.7 million (-5.3%) to $598.6 million.

●	Revenues from wireline telephony services decreased $19.6 million (-8.1%) to $221.2 million.

●	Revenues from mobile equipment sales to customers increased $24.5 million (12.5%) to $220.0 million.

●	Revenues from wireline equipment sales to customers decreased $73.8 million (-49.8%) to $74.4 million.

●	Other revenues increased $6.9 million (5.0%) to $145.1 million.

ARPU: Videotron’s total ARPU was $47.07 in the first nine months of 2022, compared with $47.06 in the same period of 2021, a $0.01 increase. Mobile ARPU was $39.19 in the first nine months of 2022, compared with $38.55 in the same period of 2021, a $0.64 (1.7%) increase.

Customer statistics

RGUs – 100,600 unit increase in the first nine months of 2022, including the addition of VMedia’s 55,500 RGUs, compared with a decrease of 1,300 in the same period of 2021.

Mobile telephony – 95,400 (6.0%) subscriber-connection increase in the first nine months of 2022 compared with an increase of 90,200 in the same period of 2021.

Internet access – 62,100 (3.4%) subscriber increase in the first nine months of 2022, including the impact of the addition of VMedia’s 36,400 customers, compared with an increase of 35,900 in the same period of 2021.

Television – 16,500 (-1.2%) decrease in the customer base in the first nine months of 2022, net of the addition of VMedia’s 16,700 customers, compared with a decrease of 47,600 in the same period of 2021.

Wireline telephony – 55,000 (-6.7%) subscriber connection decrease in the first nine months of 2022, compared with a decrease of 77,300 in the same period of 2021.

OTT – 14,600 (2.9%) subscriber increase in the first nine months of 2022 compared with a decrease of 2,500 in the same period of 2021.

Adjusted EBITDA: $1.44 billion, a $27.8 billion (2.0%) increase due primarily to:

●	decrease in operating expenses, including customer service costs, advertising and marketing expenses, labour costs and administrative expenses;

●	favourable net change in one-time items.

Partially offset by:

●	impact of lower revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 47.9% in the first nine months of 2022, compared with 49.3% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Net income attributable to shareholders: $558.8 million in the first nine months of 2022, compared with $512.2 million in the same period of 2021, an increase of $46.6 million.

●	The main favourable variances were:

o	$40.1 million decrease in the loss on debt refinancing;

o	$27.8 million increase in adjusted EBITDA;

o	$9.6 million decrease in the depreciation and amortization charge.

●	The main unfavourable variances were:

o	$22.7 million increase in the income tax expense;

o	$8.3 million increase in financial expenses.

Adjusted cash flows from operations: $1.10 billion in the first nine months of 2022 compared with $980.3 million in the same period of 2021 (Table 9). The $115.3 million (11.8%) increase was caused by decreases of $53.0 million in additions to intangible assets and $34.5 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $27.8 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $1.01 billion, a $141.9 million (16.3%) increase due primarily to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $527.5 million, a $9.6 million decrease due mainly to the impact of decreased investment in property, plant and equipment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $183.0 million, an $8.3 million increase caused by higher average indebtedness and an unfavourable variance in gains and losses on foreign currency translation of short-term monetary items, partially offset by the impact of the lower average interest rate on the long-term debt.

Loss on valuation and translation of financial instruments: $0.8 million, a $0.5 million unfavourable variance.

Charge for restructuring of operations and other items: $8.3 million, a $0.5 million favourable variance.

●	A $2.9 million charge was recognized in the first nine months of 2022 in connection with cost-reduction initiatives ($11.5 million in the first nine months of 2021). A $2.8 million charge for impairment of assets was also recognized in the first nine months of 2022 ($0.8 million in the first nine months of 2021). In addition, a $2.6 million charge on other items was recognized in the first nine months of 2022 ($3.5 million gain in the first nine months of 2021).

Loss on debt refinancing: $40.1 million in the first nine months of 2021.

●	On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. As a result, a $40.1 million net loss was recorded in the consolidated statement of income in the first nine months of 2021.

Income tax expense: $158.6 million in the first nine months of 2022 (effective tax rate of 26.4%), compared with $135.9 million in the same period of 2021 (effective tax rate of 26.3%), a $22.7 million unfavourable variance essentially caused by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2022

Cash flows provided by operating activities: $465.6 million in the third quarter of 2022 compared with $337.5 million in the same period of 2021.

The $128.1 million increase was primarily due to:

●	$119.8 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts payable, accrued charges and provisions, deferred revenues, inventory and interest payable, partially offset by an unfavourable variance in contract assets;

●	$12.7 million increase in adjusted EBITDA

●	$7.0 million favourable variance in the cash portion of restructuring of operations and other items.

Partially offset by:

●	$12.2 million increase in current income taxes.

Year to date

Cash flows provided by operating activities: $1.01 billion in the first nine months of 2022 compared with $869.4 million in the same period of 2021.

The $141.9 million increase was primarily due to:

●	$156.2 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in amounts payable to affiliated corporations, accounts receivable, contract assets and costs, income tax payable and interest payable;

●	$27.8 million increase in adjusted EBITDA.

Partially offset by:

●	$35.7 million increase in current income taxes;

●	$8.8 million increase in the cash portion of financial expenses.

Working capital: Negative $18.7 million at September 30, 2022 compared with negative $56.0 million at December 31, 2021. The $37.3 million favourable variance was due primarily to increases in inventory, accounts receivable and cash and cash equivalents, partially offset by the decrease in investments in contract assets and the increase in accounts payable, accrued charges and provisions.

Investing activities

Third quarter 2022

Cash flows used for additions to property, plant and equipment: $109.7 million in the third quarter of 2022 compared with $114.8 million in the same period of 2021. The $5.1 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities, partially offset by a $9.8 million unfavourable net change in current non-cash items.

Deferred subsidies used to finance additions to property, plant and equipment: $26.4 million in the third quarter of 2022, compared with $4.0 million in the same quarter of 2021. These amounts represent the use of subsidies received under a Government program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment. Since the second quarter of 2022, this use has been presented on the consolidated statement of cash flows in accordance with the IFRS Interpretations Committee’s decision, finalized in that quarter, regarding the inclusion of restricted cash on this statement.

Cash flows used for additions to intangible assets: $13.0 million in the third quarter of 2022 compared with $197.3 million in the same period of 2021. The $184.3 million decrease mainly reflects the $166.0 million deposit paid in the third quarter of 2021 on the acquisition of spectrum licences in the 3500 MHz band and a slowdown in investment following the completion of certain strategic projects.

Proceeds from disposal of assets: $1.0 million in the third quarter of 2022 compared with $3.1 million in the same period of 2021.

Year to date

Cash flows used for additions to property, plant and equipment: $295.3 million in the first nine months of 2022 compared with $323.7 million in the same period of 2021. The $28.4 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities.

Deferred subsidies used to finance additions to property, plant and equipment: $104.2 million in the first nine months of 2022, compared to net subsidies received of $202.3 million in the same period of 2021. For 2022, these amounts represent the use of subsidies received under a Government program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment. In the first nine months of 2021, $216.2 million was received in advance under this program and $13.9 million was utilized. Since the second quarter of 2022, these amounts have been presented on the consolidated statement of cash flows in accordance with the IFRS Interpretations Committee’s decision, finalized in that quarter.

Cash flows used for additions to intangible assets: $57.8 million in the first nine months of 2022 compared with $290.7 million in the same period of 2021. The $232.9 million decrease mainly reflects the $166.0 million deposit paid in the third quarter of 2021 on the acquisition of spectrum licences in the 3500 MHz band and a slowdown in investment following the completion of certain strategic projects.

Proceeds from disposal of assets: $6.5 million in the first nine months of 2022 compared with $6.2 million in the same period of 2021.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $57.5 million increase in the first nine months of 2022. $136.0 million net favourable variance in assets and liabilities related to derivative financial instruments.

●	Additions to debt in the first nine months of 2022 essentially consisted of:

o	$208.5 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the asset (or decrease in the liability) related to derivative financial instruments;

●	Debt reductions in the first nine months of 2022 essentially consisted of:

o	$139.7 million decrease in Videotron’s drawings on its secured revolving credit facility;

o	$13.5 million decrease in debt attributable to changes in fair value related to hedged interest risk.

●	Assets and liabilities related to derivative financial instruments totalled a net asset of $253.2 million at September 30, 2022 compared with $117.2 million at December 31, 2021. The $136.0 million net favourable variance was mainly due to:

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

●	On May 20, 2022, Videotron amended its $1.50 billion secured revolving credit facility to extend its term to July 2026. Certain terms and conditions were also amended.

Financial Position

Net available liquidity: $1.38 billion at September 30, 2022 for the Corporation and its wholly owned subsidiaries, consisting of $1.35 billion in available unused revolving credit facilities and $30.8 million in cash and cash equivalents.

As of September 30, 2022, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2023	$–
2024	829.7
2025	400.0
2026	526.1
2027	829.7
2028 and thereafter	2,891.5
Total	$5,477.0

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.2 years as of September 30, 2022 (5.8 years as of December 31, 2021). After taking into account hedging instruments, the debt consisted of approximately 93.7% fixed-rate debt (91.4% at December 31, 2021) and 6.3% floating-rate debt (8.6% at December 31, 2021).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, business acquisitions, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At September 30, 2022, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

During the three-month and nine-month periods ended September 30, 2022, the Corporation paid $175.0 million and $471.0 million respectively in common dividends to the parent corporation ($175.0 million and $325.0 million respectively in 2021). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Reduction of paid-up capital

During the nine-month period ended September 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $700.0 million.

Issuance of shares

In the third quarter of 2022, Quebecor Media transferred to Videotron all shares of VMedia Inc., an independent telecommunications service provider acquired in July 2022, in exchange for the issuance of 20,958 common shares with a value of $17.3 million and a contingent balance payable.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between September 30, 2022 and December 31, 2021

(in millions of Canadian dollars)

	Sept. 30, 2022[1]	Dec. 31, 2021[1]	Difference	Main reasons for difference
Assets

Accounts receivable	581.7	530.4	51.3	Impact of current variances in activities and increased financing of equipment sales.
Contract assets	59.0	129.4	(70.4)	Increased financing of equipment sales.
Inventories	217.3	153.4	63.9	Impact of current variances in activities.
Property, plant and equipment	2,642.7	2,761.6	(118.9)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,179.4	2,212.0	(32.6)	Amortization for the period less additions to intangible assets.
Derivative financial instruments[2]	253.2	117.2	136.0	See “Financing activities.”
Other assets	349.0	251.3	97.7	Gain on remeasurement of defined benefit plans.

Liabilities

Accounts payable, accrued charges and provisions	599.9	568.4	31.5	Impact of current variances in operating activities.
Long-term debt, including bank indebtedness	5,437.6	5,380.1	57.5	See “Financing activities.”
Other liabilities	123.2	188.3	(65.1)	Gain on remeasurement of defined benefit plans.

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Current and long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2022, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of September 30, 2022

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$5,477.0	$–	$1,229.7	$1,355.8	$2,891.5
Interest payments[3]	1,162.3	161.0	444.4	310.7	246.2
Lease liabilities	157.4	35.9	62.4	33.9	25.2
Interest payments on lease liabilities	18.8	6.0	7.6	3.4	1.8
Additions to property, plant and equipment and other commitments	878.5	153.7	497.8	112.2	114.8
Derivative financial instruments[4]	(284.7)	(5.9)	(167.5)	(25.3)	(86.0)
Total contractual obligations	$7,409.3	$350.7	$2,074.4	$1,790.7	$3,193.5

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2022.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2022, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $23.6 million ($29.3 million in the same quarter of 2021), which are included in “Purchase of goods and services”. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.1 million ($1.5 million in the same quarter of 2021).

During the first nine months of 2022, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $83.0 million ($85.0 million in the same period of 2021), which are included in “Purchase of goods and services”. The Corporation generated revenues from the parent and affiliated corporations in the amount of $3.2 million ($4.0 million in the same period of 2021).

These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $7.0 million with its parent corporation in the third quarter of 2022 ($6.2 million in the same quarter of 2021). The Corporation incurred management fees of $20.2 million with its parent corporation in the first nine months of 2022 ($29.7 million in the same period of 2021).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2022 and December 31, 2021 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,477.0)	$(4,837.0)	$(5,408.2)	$(5,470.2)
Derivative financial instruments
Foreign exchange forward contracts	10.1	10.1	0.9	0.9
Cross-currency swaps	243.1	243.1	116.3	116.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses and gains on valuation and translation of financial instruments for the third quarters and first nine months of 2022 and 2021 are summarized in Table 7.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Loss (gain) on the ineffective portion of fair value hedges	$0.5	$(0.2)	$0.8	$0.3
	$0.5	$(0.2)	$0.8	$0.3

Losses on cash flow hedges of $53.4 million and $58.4 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2022 respectively (gains of $14.3 million and $14.8 million in the third quarter and first nine months of 2021).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA	$489.5	$476.8	$1,437.0	$1,409.2
Depreciation and amortization	(175.0)	(177.9)	(527.5)	(537.1)
Financial expenses	(62.1)	(62.0)	(183.0)	(174.7)
(Loss) gain on valuation and translation of financial instruments	(0.5)	0.2	(0.8)	(0.3)
Restructuring of operations and other items	(5.1)	(9.3)	(8.3)	(8.8)
Loss on debt refinancing	–	–	–	(40.1)
Income taxes	(55.3)	(44.9)	(158.6)	(135.9)
Net income	$191.5	$182.9	$558.8	$512.3

Adjusted cash flows from operations

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA	$489.5	$476.8	$1,437.0	$1,409.2
Additions to property, plant and equipment[1]	(88.6)	(103.5)	(282.0)	(316.5)
Additions to intangible assets[2]	(19.3)	(36.0)	(59.4)	(112.4)
Adjusted cash flows from operations	$381.6	$337.3	$1,095.6	$980.3

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property, plant and equipment	$(88.6)	$(103.5)	$(282.0)	$(316.5)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(21.1)	(11.3)	(13.3)	(7.2)
Cash flows used for additions to property, plant and equipment	$(109.7)	$(114.8)	$(295.3)	$(323.7)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to intangible assets	$(19.3)	$(36.0)	$(59.4)	$(112.4)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.3	4.7	1.6	(12.3)
Cash flows used for deposits on licences	–	(166.0)	–	(166.0)
Cash flows used for additions to intangible assets	$(13.0)	$(197.3)	$(57.8)	$(290.7)

Table 10

Adjusted cash flows from operations and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted cash flows from operations from Table 9	$381.6	$337.3	$1,095.6	$980.3
Plus (minus)
Additions to property, plant and equipment	88.6	103.5	282.0	316.5
Additions to intangible assets	19.3	36.0	59.4	112.4
Adjusted EBITDA	489.5	476.8	1,437.0	1,409.2

Plus (minus)
Cash portion of financial expenses	(60.6)	(60.5)	(178.7)	(169.9)
Cash portion related to restructuring of operations and other items	(2.3)	(9.3)	(5.5)	(8.0)
Current income taxes	(64.1)	(51.9)	(211.4)	(175.7)
Other	0.7	(0.2)	–	0.1
Net change in non-cash balances related to operating activities	102.4	(17.4)	(30.1)	(186.3)
Cash flows provided by operating activities	$465.6	$337.5	$1,011.3	$869.4

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The previously used ABPU metric was abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 11

ARPU for the past eight quarters

(in Canadian dollars)

	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Mobile ARPU	$39.89	$38.94	$38.70	$38.97	$39.13	$38.41	$38.08	$38.69
Total ARPU	$47.65	$47.17	$46.40	$47.07	$47.32	$47.22	$46.64	$46.94

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

●	general economic, financial or market conditions and variations in its businesses;

●	the intensity of competitive activity in the industries in which Videotron operates;

●	new technologies that might change consumer behaviour towards Videotron’s product suites;

●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

●	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

●	labour disputes or strikes:

●	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

●	impact of emergency measures implemented by various levels of government;

●	changes in Videotron’s ability to obtain services and equipment critical to its operations;

●	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

●	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt;

●	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt;

●	the Freedom transaction may not close or may not close on schedule, the conditions for regulatory approval of the transaction may not be met or may be different, and the closing conditions may not be met. The anticipated benefits and effects of the Freedom Mobile transaction described in this report may not be realized.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month and nine-month periods ended September 30, 2022 and 2021

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Revenues
Internet		$315.0	$301.4	$918.5	$899.8
Television		200.9	207.8	598.6	632.3
Mobile telephony		201.3	181.8	580.4	527.1
Wireline telephony		72.3	79.4	221.2	240.8
Mobile equipment sales		83.2	72.0	220.0	195.5
Wireline equipment sales		21.6	51.3	74.4	148.2
Other		47.9	45.8	145.1	138.2
		942.2	939.5	2,758.2	2,781.9

Employee costs	2	92.5	103.7	295.0	309.9
Purchase of goods and services	2	360.2	359.0	1,026.2	1,062.8
Depreciation and amortization		175.0	177.9	527.5	537.1
Financial expenses	3	62.1	62.0	183.0	174.7
Loss (gain) on valuation and translation of financial instruments		0.5	(0.2)	0.8	0.3
Restructuring of operations and other items	4	5.1	9.3	8.3	8.8
Loss on debt refinancing	7	-	-	-	40.1
Income before income taxes		246.8	227.8	717.4	648.2

Income taxes (recovery):
Current		64.1	51.9	211.4	175.7
Deferred		(8.8)	(7.0)	(52.8)	(39.8)
		55.3	44.9	158.6	135.9

Net income		$191.5	$182.9	$558.8	$512.3

Net income attributable to
Shareholder		$191.5	$182.9	$558.8	$512.2
Non-controlling interests		-	-	-	0.1

See accompanying notes to condensed consolidated financial statements.

1

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Net income		$191.5	$182.9	$558.8	$512.3

Other comprehensive (loss) income:	10
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(53.4)	14.3	(58.4)	14.8
Deferred income taxes		4.7	(3.4)	5.0	(0.4)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		3.0	11.0	138.0	109.5
Deferred income taxes		(0.8)	(2.9)	(36.8)	(29.1)

Reclassification to income:	7
Gain related to cash flow hedges		-	-	-	(1.0)
Deferred income taxes		-	-	-	0.6
		(46.5)	19.0	47.8	94.4

Comprehensive income		$145.0	$201.9	$606.6	$606.7

Comprehensive income attributable to
Shareholder		$145.0	$201.9	$606.6	$606.6
Non-controlling interests		-	-	-	0.1

See accompanying notes to condensed consolidated financial statements.

2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	(loss) income	interests	equity
	(note 8)		(note 10)

Balance as of December 31, 2020	$1,015.6	$(721.8)	$(105.7)	$0.4	$188.5
Net income	-	512.2	-	0.1	512.3
Other comprehensive income	-	-	94.4	-	94.4
Reduction of paid-up capital	(700.0)	-	-	-	(700.0)
Dividends	-	(325.0)	-	(0.1)	(325.1)
Balance as of September 30, 2021	315.6	(534.6)	(11.3)	0.4	(229.9)
Net income	-	181.1	-	-	181.1
Other comprehensive loss	-	-	(9.5)	-	(9.5)
Reduction of paid-up capital	(20.0)	-	-	-	(20.0)
Dividends	-	(260.0)	-	-	(260.0)
Balance as of December 31, 2021	295.6	(613.5)	(20.8)	0.4	(338.3)
Net income	-	558.8	-	-	558.8
Other comprehensive income	-	-	47.8	-	47.8
Dividends	-	(471.0)	-	(0.2)	(471.2)
Issuance of common shares	17.3	-	-	-	17.3
Balance as of September 30, 2022	$312.9	$(525.7)	$27.0	$0.2	$(185.6)

See accompanying notes to condensed consolidated financial statements.

3

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Cash flows related to operating activities
Net income		$191.5	$182.9	$558.8	$512.3
Adjustments for:
Depreciation of property, plant and equipment		128.8	134.1	390.0	408.4
Amortization of intangible assets		35.5	33.8	106.6	99.6
Depreciation of right-of-use assets		10.7	10.0	30.9	29.1
Loss (gain) on valuation and translation of financial instruments		0.5	(0.2)	0.8	0.3
Impairment of assets	4	2.8	-	2.8	0.8
Loss on debt refinancing	7	-	-	-	40.1
Amortization of financing costs	3	1.5	1.5	4.3	4.8
Deferred income taxes		(8.8)	(7.0)	(52.8)	(39.8)
Other		0.7	(0.2)	-	0.1
		363.2	354.9	1,041.4	1,055.7
Net change in non-cash balances related to operating activities		102.4	(17.4)	(30.1)	(186.3)
Cash flows provided by operating activities		465.6	337.5	1,011.3	869.4
Cash flows related to investing activities
Additions to property, plant and equipment	5	(109.7)	(114.8)	(295.3)	(323.7)
Deferred subsidies (used) received to finance additions to property,
plant and equipment	1,5	(26.4)	(4.0)	(104.2)	202.3
		(136.1)	(118.8)	(399.5)	(121.4)
Additions to intangible assets	6	(13.0)	(197.3)	(57.8)	(290.7)
Proceeds from disposal of assets		1.0	3.1	6.5	6.2
Other		1.3	0.1	1.1	(7.1)
Cash flows used in investing activities		(146.8)	(312.9)	(449.7)	(413.0)
Cash flows related to financing activities
Net change in bank indebtedness		(11.5)	-	-	-
Net change under revolving facility		(117.8)	-	(141.8)	-
Issuance of long-term debt, net of financing costs	7	-	-	-	1,986.8
Repayment of long-term debt		-	(1,023.3)	-	(1,023.3)
Repayment of lease liabilities		(10.4)	(10.0)	(31.4)	(29.9)
Settlement of hedging contracts		-	185.2	-	185.2
Reduction of paid-up capital		-	-	-	(700.0)
Dividends		(175.0)	(175.0)	(471.0)	(325.0)
Dividends paid to non-controlling interests		-	-	(0.2)	(0.1)
Cash flows (used in) provided by financing activities		(314.7)	(1,023.1)	(644.4)	93.7

Net change in cash, cash equivalents and restricted cash		4.1	(998.5)	(82.8)	550.1

Cash, cash equivalents and restricted cash at beginning of period		86.0	1,622.6	172.9	74.0
Cash, cash equivalents and restricted cash at end of period		$90.1	$624.1	$90.1	$624.1

Cash, cash equivalents and restricted cash consist of
Cash		$31.8	$420.7	$31.8	$420.7
Cash equivalents		0.1	1.1	0.1	1.1
Restricted cash	1	58.2	202.3	58.2	202.3
		$90.1	$624.1	$90.1	$624.1

Interest and taxes reflected as operating activities
Cash interest payments		$24.5	$45.6	$144.6	$150.6
Cash income tax payments (net of refunds)		60.8	52.6	214.8	202.8

See accompanying notes to condensed consolidated financial statements.

4

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		September 30	December 31
	Note	2022	2021

Assets

Current assets
Cash and cash equivalents		$31.9	$10.5
Restricted cash	5	58.2	162.4
Accounts receivable		581.7	530.4
Contract assets		59.0	129.4
Amounts receivable from affiliated corporations		49.5	17.8
Inventories		217.3	153.4
Other current assets		127.0	116.0
		1,124.6	1,119.9

Non-current assets
Property, plant and equipment		2,642.7	2,761.6
Intangible assets	6	2,179.4	2,212.0
Right-of-use assets		126.7	122.9
Goodwill		550.1	542.6
Derivative financial instruments		253.2	140.5
Investments		1,595.0	1,595.0
Promissory note to the parent corporation		160.0	160.0
Other assets		349.0	251.3
		7,856.1	7,785.9
Total assets		$8,980.7	$8,905.8

Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions		$599.9	$568.4
Amounts payable to affiliated corporations		135.4	89.2
Deferred revenue		282.4	284.9
Deferred subsidies	5	58.2	162.4
Income taxes		31.5	36.0
Current portion of lease liabilities		35.9	35.0
		1,143.3	1,175.9

Non-current liabilities
Long-term debt	7	5,437.6	5,380.1
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		121.5	118.8
Derivative financial instruments		-	23.3
Deferred income taxes		745.7	762.7
Other liabilities		123.2	188.3
		8,023.0	8,068.2

Equity
Capital stock	8	312.9	295.6
Deficit		(525.7)	(613.5)
Accumulated other comprehensive income (loss)	10	27.0	(20.8)
Equity attributable to the shareholder		(185.8)	(338.7)
Non-controlling interests		0.2	0.4
		(185.6)	(338.3)
Commitments	12

Total liabilities and equity		$8,980.7	$8,905.8

See accompanying notes to condensed consolidated financial statements.

5

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. (“Quebecor”). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2021 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on November 2, 2022.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2022.

In particular, since the second quarter of 2022, restricted cash is presented with cash and cash equivalents on the consolidated statements of cash flows, in line with the IFRS Interpretations Committee’s agenda decision finalized in the second quarter of 2022 that clarifies the presentation of cash subject to contractual restrictions agreed with a third party (see note 5). Prior period information has been restated to reflect the new presentation. Accordingly, deferred subsidies used to finance additions to property, plant and equipment related to the roll-out of high-speed Internet services in various regions of Québec are now presented under investing activities, which has the effect of increasing cash used in investing activities by $26.4 million and $104.2 million for the three-month and nine-month periods ended September 30, 2022 respectively ($4.0 million increase and $202.3 million decrease for the three-month and nine-month periods ended September 30, 2021).

6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021

Employee costs	$125.8	$142.2	$401.6	$444.2
Less employee costs capitalized to property, plant and equipment and to intangible assets	(33.3)	(38.5)	(106.6)	(134.3)
	92.5	103.7	295.0	309.9
Purchase of goods and services:
Royalties and rights	109.6	99.6	307.7	300.3
Cost of products sold	116.0	125.3	328.2	350.9
Subcontracting costs	23.5	35.7	72.8	116.6
Marketing and distribution expenses	12.9	13.8	39.1	42.3
Other	98.2	84.6	278.4	252.7
	360.2	359.0	1,026.2	1,062.8
	$452.7	$462.7	$1,321.2	$1,372.7

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021

Third parties:
Interest on long-term debt	$59.6	$57.9	$175.6	$170.5
Amortization of financing costs	1.5	1.5	4.3	4.8
Interest on lease liabilities	1.3	1.3	4.0	4.1
Interest on net defined benefit liability	0.8	1.4	2.3	4.1
Loss (gain) on foreign currency translation on short-term monetary items	1.4	2.7	2.0	(0.8)
Other	(0.5)	(0.8)	0.7	(2.1)
	64.1	64.0	188.9	180.6
Affiliated corporations:
Interest expense	38.2	38.2	113.3	113.3
Dividend income	(38.6)	(38.6)	(114.5)	(114.5)
Interest on lease liabilities	0.4	0.4	1.2	1.2
Interest income	(2.0)	(2.0)	(5.9)	(5.9)
	(2.0)	(2.0)	(5.9)	(5.9)
	$62.1	$62.0	$183.0	$174.7

7

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2022, charges of $1.7 million and $2.9 million were recorded in connection with cost reduction initiatives ($9.3 million and $11.5 million in 2021), while a $2.8 million impairment charge on assets was also recorded in the three-month and nine-month periods ended September 30, 2022 ($0.8 million in the nine-month period ended September 30, 2021).

In addition, during the respective three-month and nine-month periods ended September 30, 2022, the Corporation also recorded $0.6 million and $2.6 million in charges related to other items (a gain of $3.5 million in the nine-month period ended September 30, 2021).

5.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s high-speed Internet network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was recorded as deferred subsidies on the consolidated balance sheets (balance of $58.2 million as of September 30, 2022). When the investments required under the program are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment.

6.	SPECTRUM LICENCES

Videotron made an initial deposit of $166.0 million on August 13, 2021 and a final payment of $664.0 million on December 17, 2021 for the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country.

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2022	December 31, 2021

Total long-term debt	$5,477.0	$5,408.2
Change in fair value related to hedged interest rate risk	(5.2)	8.3
Financing costs, net of amortization	(34.2)	(36.4)
	$5,437.6	$5,380.1

As of September 30, 2022, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,461.9 million ($2,156.6 million as of December 31, 2021) while the net fair value of related hedging derivative instruments was in an asset position of $243.1 million ($116.3 million as of December 31, 2021).

8

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	LONG-TERM DEBT (continued)

2022

On May 20, 2022, Videotron amended its $1,500.0 million secured revolving credit facility to extend its term to July 2026 and certain terms and conditions were also amended.

2021

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

On June 3, 2021, Videotron issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $40.1 million was recorded in the consolidated statement of income in the second quarter of 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed, and the related hedging contracts were unwound, for a total cash consideration of $838.1 million.

On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes denominated in U.S. dollars by using cross-currency swaps.

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2021	10,718,327	$295.6
Issuance of common shares	20,958	17.3
Balance as of September 30, 2022	10,739,285	$312.9

In the third quarter of 2022, Quebecor Media transferred to Videotron all shares of VMedia Inc., an independent telecommunications service provider acquired in July 2022, in exchange for the issuance of 20,958 common shares with a value of $17.3 million and a contingent balance payable.

9

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock (continued)

During the nine-month period ended September 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $700.0 million.

9.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the nine-month period ended September 30, 2022:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2021	543,934	$30.58
Granted	650,000	27.85
Transferred	30,000	32.66
Exercised	(16,666)	26.52
Cancelled	(158,334)	30.27
As of September 30, 2022	1,048,934	29.06
Vested options as of September 30, 2022	83,529	$29.46

During the three-month period ended September 30, 2021, 21,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.5 million. During the nine-month period ended September 30, 2021, 30,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.9 million.

For the three-month period ended September 30, 2022, a $0.4 million reversal of the charge was recorded related to all stock-based compensation plans (a $1.0 million reversal of the charge in 2021). For the nine-month period ended September 30, 2022, no charge was recorded related to all stock-based compensation plans (a $1.1 million reversal of the charge in 2021).

10

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total

Balance as of December 31, 2020	$20.8	$(126.5)	$(105.7)
Other comprehensive income	14.0	80.4	94.4
Balance as of September 30, 2021	34.8	(46.1)	(11.3)
Other comprehensive loss	(8.4)	(1.1)	(9.5)
Balance as of December 31, 2021	26.4	(47.2)	(20.8)
Other comprehensive (loss) income	(53.4)	101.2	47.8
Balance as of September 30, 2022	$(27.0)	$54.0	$27.0

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 3/4-year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2022 is mainly due to an increase in the discount rate since December 31, 2021, net of a decrease in the fair value of defined pension plan assets.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows based on year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

11

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,477.0)	$(4,837.0)	$(5,408.2)	$(5,470.2)
Derivative financial instruments
Foreign exchange forward contracts	10.1	10.1	0.9	0.9
Cross-currency swaps	243.1	243.1	116.3	116.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

12.	COMMITMENTS

On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional on regulatory approval, provides for the acquisition of the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This agreement will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The transaction is conditional, among other things, on clearance under the Competition Act and the approval of Innovation, Science and Economic Development Canada and would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. Videotron has secured the committed debt financing required for this transaction.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: November 9, 2022